                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                                  ------------------

                                     SCHEDULE 13D

                           UNDER THE SECURITIES ACT OF 1934

                                 (Amendment No. ___)

                                   The Cronos Group

--------------------------------------------------------------------------------
                                   (Name of Issuer)

                       Common Shares, par value $2.00 per share

-------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     L20708 10 0

-------------------------------------------------------------------------------
                                    (CUSIP Number)

                                  David S. Richter
                         Waveland Capital Management, L.P.
                               333 West Wacker Drive
                              Chicago, Illinois 60606
                                   (312) 739-2138

-------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   February 2, 1998

-------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box / /

 CUSIP NO.: L20708-10-0                  13D

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
                    Waveland Partners, L.P.
___________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) (_)
                                                       (b) ( )
___________________________________________________________________________
3    SEC USE ONLY

4    SOURCE OF FUNDS     WC
___________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                         (_)
___________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Illinois
___________________________________________________________________________
               7    SOLE VOTING POWER

            _______________________________________________________________
NUMBER OF      8    SHARED VOTING POWER
SHARES              454,500
BENEFICIALLY_______________________________________________________________
OWNED BY       9    SOLE DISPOSITIVE POWER
EACH
REPORTING   _______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER
                    454,500
___________________________________________________________________________
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    454,500 Common Shares
___________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                     (_)
___________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.1%
___________________________________________________________________________
14   TYPE OF REPORTING PERSON
     PN


                                                          Page 2 of 9 Pages

 CUSIP NO.: L20708 10 0                13D

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
                    Waveland Capital Management, L.P.
___________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) (_)
                                                       (b) ( )
___________________________________________________________________________
3    SEC USE ONLY

4    SOURCE OF FUNDS     WC
___________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                         (_)
___________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Illinois
___________________________________________________________________________
               7    SOLE VOTING POWER

            _______________________________________________________________
NUMBER OF      8    SHARED VOTING POWER
SHARES              454,500
BENEFICIALLY_______________________________________________________________
OWNED BY       9    SOLE DISPOSITIVE POWER
EACH
REPORTING   _______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER
                    454,500
___________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     454,500 Common Shares
___________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                     (_)
___________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.1%
___________________________________________________________________________
14   TYPE OF REPORTING PERSON
     PN

                                                          Page 3 of 9 Pages

 CUSIP NO.: L20708 10 0                13D

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
                    Clincher Capital Corporation
___________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) (_)
                                                       (b) (_)
___________________________________________________________________________
3    SEC USE ONLY

4    SOURCE OF FUNDS     WC
___________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                        (_)
___________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Illinois
___________________________________________________________________________
               7    SOLE VOTING POWER
            _______________________________________________________________
NUMBER OF      8    SHARED VOTING POWER
SHARES              454,500
BENEFICIALLY_______________________________________________________________
OWNED BY       9    SOLE DISPOSITIVE POWER
EACH
REPORTING   _______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER
                    454,500
___________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     454,500 Common Shares
___________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                     (_)
___________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.1%
___________________________________________________________________________
14   TYPE OF REPORTING PERSON
     CO


                                                          Page 4 of 9 Pages

ITEM 1.   SECURITY AND ISSUER.

     The class of equity securities to which this statement relates is the common shares, par value $2.00 per share (the "Common Shares") of The Cronos Group, a limited liability company (societe anonyme) organized under the laws of Luxembourg (the "Issuer") with its principal executive office located at Winkfield Lane, Winkfield Windsor, Berkshire SL4 4RU, England.

ITEM 2.   IDENTITY AND BACKGROUND.

     This statement is being filed by Waveland Partners, L.P., an Illinois limited partnership ("Waveland"), Waveland Capital Management, L.P., an Illinois limited partnership ("Waveland Capital") and Clincher Capital Corporation, an Illinois corporation ("Clincher" and together with Waveland and Waveland Capital, the "reporting persons").

     The reporting persons have their principal offices at 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606. Clincher's principal business is as the general partner of Waveland Capital. Waveland Capital's principal business is as the general partner of Waveland. Waveland is a private investment partnership whose primary activities include investments in marketable securities and private investments.

     (a) -- (c) The names, principal occupation or employment and the name, and, except where such information is provided elsewhere herein, the principal business and address of any organization in which such employment is conducted of each officer and director of Clincher is set forth below. Unless otherwise indicated below, each of the following persons is a United States citizen and the business address of each of the following persons is c/o Clincher Capital Corporation, 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.


Name                     Principal Occupation or Employment
----                     ----------------------------------
David S. Richter         Director, President, Secretary and Treasurer, Clincher
                         Capital Corporation.

Stephen J. Malkin        Director and Chairman of the Board, Clincher Capital
                         Corporation.

Michael J. Sacks         Director and Chief Executive Officer, Clincher Capital
                         Corporation.

                                                          Page 5 of 9 Pages


Paul A. Meister          Vice President and Assistant Secretary, Clincher
                         Capital Corporation.

     (d)  During the last five years, none of the persons identified in this
Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  During the last five years, none of the persons identified in this
Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The working capital of Waveland is the source of funds used in making purchases of Common Shares.

ITEM 4.   PURPOSE OF TRANSACTION.

     The acquisition of Common Shares reported herein is for investment purposes. The reporting persons routinely monitor the performance of their investments, including their investment in the Issuer. In this connection, the reporting persons intend to continuously evaluate the Issuer's business, financial condition, operating results, capital structure, management, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the reporting persons may seek the views of, hold discussions with and respond to inquiries from representatives of the Issuer and other persons regarding the Issuer's affairs. Depending on such evaluations, the reporting persons may, at any time and from time to time, purchase additional Common Shares or may dispose of any and all Common Shares held by them. In the interest of maximizing shareholder value, the reporting persons may from time to time develop plans respecting, or propose changes in, the management, policies, operations, capital structure or business of the Issuer. Such plans or proposals may include or relate to one or more of the transactions specified in subparagraphs (a) through (j) of Item 4 of
Schedule 13D, including, without limitation, acquisitions or dispositions of one or more businesses, business combinations involving the Issuer, changes in the Issuer's board of directors or management, changes in the Issuer's capitalization, actions respecting anti-takeover measures, or changes in the Issuer's compensation or dividend policies. Notwithstanding the foregoing, the reporting persons have no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

                                                          Page 6 of 9 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Waveland has acquired 454,500 Common Shares representing approximately 5.1% of the Common Shares outstanding as of December 31, 1996 (as reported in the Issuer's Annual Report on Form 20-F for the fiscal year ended December 31,
1996).

     (b) Each of the reporting persons may be deemed to share beneficial ownership of the Common Shares acquired by Waveland.

     (c) In the past 60 days, Waveland effected the following open market purchases of Common Shares:










                                                          Page 7 of 9 Pages


               Number of
               Common
Date           Shares Acquired         Price Per Share
----           ---------------         ---------------
12/02/97       20,000                   $ 5.876
12/16/97       75,000                   $ 4.875
12/17/97       17,500                   $ 4.876
12/22/97       13,000                   $ 5.627
12/23/97       56,000                   $ 5.375
12/24/97        6,000                   $ 4.804
12/30/97       25,000                   $ 4.626
02/02/98       15,000                   $ 6.114

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.


Exhibit
Number    Description
------    -----------
99.1      Joint Filing Agreement
















                                                          Page 8 of 9 Pages

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 1998

                                        WAVELAND PARTNERS, L.P.
                                        By: Waveland Capital Management, L.P.
                                            Its: General Partner
                                            By: Clincher Capital Corporation
                                                Its: General Partner

                                                 By:/s/ David S. Richter
                                                    --------------------------
                                                    David S. Richter, President

                                        WAVELAND CAPITAL MANAGEMENT, L.P.
                                        By: Clincher Capital Corporation
                                            Its: General Partner

                                            By:/s/ David S. Richter
                                               --------------------------
                                               David S. Richter, President

                                        CLINCHER CAPITAL CORPORATION


                                        By:/s/ David S. Richter
                                           --------------------------
                                           David S. Richter, President

                               JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Shares, par value $2.00 per share of The Cronos Group, a limited liability company (societe anonyme) organized under the laws of Luxembourg, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(f)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated: February 10, 1998


                                        WAVELAND PARTNERS, L.P.
                                        By: Waveland Capital Management, L.P.
                                            Its: General Partner
                                            By: Clincher Capital Corporation
                                                Its: General Partner

                                                 By:/s/ David S. Richter
                                                    --------------------------
                                                    David S. Richter, President

                                        WAVELAND CAPITAL MANAGEMENT, L.P.
                                        By: Clincher Capital Corporation
                                            Its: General Partner

                                            By:/s/ David S. Richter
                                               --------------------------
                                               David S. Richter, President

                                        CLINCHER CAPITAL CORPORATION


                                        By:/s/ David S. Richter
                                           --------------------------
                                           David S. Richter, President